WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

March 12, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on March 9, 2004, (ii) one (1) announcement released to the LSE on March 10, 2004, and (iii) one (1) announcement released to the LSE on March 11, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
Mason H. Drake
Authorized Representative

dlw 3/17

Enclosures

Issued: 9 March 2004

Marks & Spencer announces the pricing of £400m bond

Marks & Spencer announces that the terms of its bond issue have been set. The proceeds will be used to make a capital injection into the Defined Benefit Pension Scheme (in line with the announcement on Monday 1st March 2004).

The issue will be of £400 million 5.625% bonds due 24 March 2014, at an issue price of 99.609. At the issue price, the bonds yield 5.599% s/a, representing a spread of 0.93% over the 5% 2014 reference gilt.

Commenting on the issue, Alison Reed, Group Finance Director, said:

"We are delighted by the success of the issue, which was over-subscribed, and by the strong support from bond investors. The proceeds of the issue will help us to fulfil our commitment that the Defined Benefit Pension Scheme is adequately funded."

For further information contact

Investor Relations – Tony Quinlan 020 7268 4195 / Damian Evans 020 7268 1563
Press Enquiries – Catherine Bertwistle 020 7404 5959

Issued: 11 March 2004

Analyst/investor presentation and visit - Marks & Spencer Lifestore, Gateshead

Marks & Spencer is today hosting for investors and analysts a tour of the pilot Marks & Spencer Lifestore in Gateshead.

A presentation outlining the Marks & Spencer Lifestore and Home strategy will be given as part of this event. This presentation can be found on the Marks & Spencer web-site:

http://www2.marksandspencer.com/thecompany/

For further information, please contact:

Investors:

Tony Quinlan	07770 803529
Damian Evans	07782 380348
Lucy Condon	07711 254109

Press:

Corporate Press Office	020 7268 1919

Issued: 10 March 2004

Director Shareholding

Luc Vandevelde acquired 13,500 shares on 10 March 2004 at a price of 284.25 pence per share registered in his own name. His total shareholding following this transaction is 975,257 shares.

The funds for this purchase were provided by Marks and Spencer Group p.l.c. to satisfy his current remuneration terms as Chairman, being 13,500 shares per calendar month.

For further information, please contact:

Magdalen Chadbourn 020 7268 8331